Sixth
                                Amendment
                                  of the
                             Restated 2/22/91
                                 By-Laws
                                    of
                               GEHL COMPANY
                         (A Wisconsin Corporation)


Effective immediately, Section 3.01 shall be revised to read as follows:

     "3.01 General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors. The number of directors of the corporation shall be eight (8) divided into three (3) classes: Class I - three (3) directors; Class II - two (2) directors; Class III - three (3) directors."


Approved at 4/29/98 Board Meeting